BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

May 14, 2013

Via SEC Edgar Submission

Daniel Leslie, Staff Attorney

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Nexus Enterprise Solutions, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 28, 2013

File No. 333-184832

Dear Mr. Leslie:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

Selling Shareholders, page 17

Comment 1:  We note your response to comment 12 in our letter dated December 7, 2012. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities are being offered by or on behalf of the registrant. Therefore, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in Compliance and Disclosure Interpretation, Securities Act Rules, 612.09, available on our website at www.sec.gov.

Answer to Comment 1:  The Company believes that this transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of Regulation C.  The Company believes that it securities may be registered for an offering to be

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May 14, 2013

made on a continuous or delayed basis in the future, due to the fact that its registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  While there are company affiliates involved in the transaction, they have restricted the amount of their shares that are being registered, and the Company believes that this transaction complies with Rule 415(a)(1)(i).

The Compliance and Disclosure Interpretation, Securities Act Rules, 612.09 states the following factors to be considered as part of a determination of a secondary offering:  1) how long the selling shareholders have held the shares, 2) their relationship to the issuer, 3) the amount of shares involved, 4) whether the sellers are in the business of underwriting securities, and 5) whether under all circumstances it appears that the seller is acting as a conduit for the issuer.  1) Almost every shareholder has held his or her shares for longer than one year, 2) the affiliate list has been provided and all other shareholders who are part of this registration are non-affiliates of the Company, 3) the amount of shares involved is 7,492,000, which falls within the range of a “normal” registration of securities, 4) the only individual who has any affiliation with an underwriter is David Halabu, but as is answered below, he is not acting as an underwriter for the Company and he has no agreements with anyone to distribute the Company’s shares or act as an underwriter or broker-dealer on behalf of the Company, and 5) none of the selling shareholders are acting as a conduit for the Company, and based on all of the above factors, the Company feels strongly that this offering is compliant with Rule 415(a)(1)(a) and believes that the shares may be issued on a delayed or continuous basis in the future by its selling shareholders.

Comment 2:  We note your response to comment 14 in our letter dated December 7, 2012 including your statement concluding that the only selling security holder who is affiliated with a broker-dealer is David Halabu. Please revise the introductory paragraph of this section to state as much and disclose, if true, that Mr. Halabu purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, Mr. Halabu had no agreements or understandings directly or indirectly, with any person to distribute the securities. Alternatively, please disclose that Mr. Halabu is an underwriter. We may have additional comments upon review of your response.

Answer to Comment 2:  Language has been added to the introductory paragraph of the section referenced in Comment 2, explaining that Mr. Halabu is not an underwriter for the Company, is not acting as a broker-dealer on behalf of the Company, and has no agreements or understandings, directly or indirectly, with any person or the Company to distribute any securities of the Company.  Mr. Halabu is not acting as a broker-dealer on behalf of the Company and is not an underwriter for the Company.

Description of Our Business, page 21

Comment 3:  Please revise your disclosure in the last paragraph on page 24 to explain the statement that you are “developing an information exchange marketplace which allows sellers and buyers of leads…to operate in an optimized, transparent, and efficient way to transact deals without the devaluation experienced in today’s markets and systems.” In

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particular, please further describe the terms marketplace and devaluation as used in the statement.

Answer to Comment 3: The terms “devaluation” and “marketplace” have been removed and substituted with common language to provide a description that is easier to understand.

Management’s Discussion and Analysis or Plan of Operation, page 28

Results of Operations, page 28

Comment 4:  We note your response to comment 24 in our letter dated December 7, 2012, as well as the revisions to your disclosure including the statement in the last paragraph on page 28 that you “have decreased [your] use of consultants by roughly forty percent.” However, we note that your consulting fees as disclosed on page F-13 for the three months ended September 30, 2012 were $82,560 compared to $93,239 for the three months ended September 30, 2011. We further note that your consulting fees for the nine months ended September 30, 2012 were $853,394 compared to $99,790 for the nine months ended September 30, 2011. Please revise the disclosure under this heading to explain this apparent discrepancy.

Answer to Comment 4:  Language has been added to state that the Company is decreasing its reliance on consultants moving forward, and any reference to percentages of the decrease on the reliance on consultants has been removed.

Directors, Executive Officers, Promoters and Persons, page 31

Comment 5:  We note your response to comment 27 in our letter dated December 7, 2012 including your conclusion that Mr. Wasserman is not and has never been a promoter or control person of the company. Please explain this conclusion in terms of the definitions of promoter and control person in Rule 405.

Answer to Comment 5: Under Rule 405, the Definition of “Control” is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.  Adam Wasserman is not in the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or the Company, whether through the ownership of voting securities, by contract or otherwise.  Under Rule 405, the definition of a “Promoter” is any person who, acting alone or in conjunction with one of more other persons, directly or indirectly takes initiative in founding and organizing the business of an enterprise of an issuer; or any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.  The definition of “Promoter” further states that any person who receives such securities or proceeds solely in consideration of property shall not be deemed a

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promoter if the person does not otherwise take part in the founding and organizing of the enterprise.  Adam Wasserman did not directly or indirectly take an initiative in founding and organizing the business of the Company, and did not receive 10 percent or more of any class of securities as consideration of services or property in connection with the founding and organizing of the business or enterprise of the Company.

Adam Wasserman purchased his shares for property (cash) in a single transaction.  Mr. Wasserman is an affiliate of the company due to the percentage of equity ownership that he holds, but he is not a control person or promoter of the Company.  Mr. Wasserman is a large shareholder of the Company, but does not fall into the definition of control person or promoter.

Executive Compensation, page 32

Comment 6:  Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

Answer to Comment 6: This information has been updated for the fiscal year ended December 31, 2012.

Financial Statements, page F-1

Comment 7:  Please continue to update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

Answer to Comment 7: The financial statements for the fiscal year ended December 31, 2012, including all required footnotes, have been provided with the revised Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 8:  We have reviewed the revisions made in response to comment 31 in our letter dated December 7, 2012 and note that the audit opinion continues to reference “auditing standards” of the PCAOB. Please have your independent registered public accounting firm revise its audit report to state that the audit was conducted in accordance with “standards” of the PCAOB rather than with “auditing standards” of the PCAOB.

Answer to Comment 8:  The word “auditing” has been removed from the audit opinion in the revised Registration Statement.

Comment 9:  We note that your audit opinion and financial statements reference Nexus Enterprise Solutions, Inc. as “fka MutuaLoan Corporation.” Since you have indicated in your

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filing and response that you are presenting the historical financial statements of Nexus Florida, an accounting acquirer without a predecessor, please tell us why you use the “fka MutuaLoan Corporation” reference.

Answer to Comment 9: The accounting acquirer is Nexus Florida which has no predecessor entity. The legal acquirer is the SEC registrant which was formerly named MutuaLoan Corporation. We felt it was appropriate to reference the former name of the SEC registrant since it is the legal survivor; however, we have removed this reference in the amended filing.

Comment 10:  Please clarify why the “Common stock issued in reverse merger” line item presents a $343,590 decrease to common stock. Please note that the equity statement should reflect recapitalizations as an issuance of shares, representing the number of shares retained by the shell company, and a charge to APIC representing the net assets of the shell company.

Answer to Comment 10:  The “Common stock issued in reverse merger” line item represents a $343,590 decrease to common stock because the shell company had net liabilities, rather than net assets on the date of the reverse merger.

Note 1 – Nature of Business and Significant Accounting Policies, page F-7

Nature of Business and Business Combination, page F-7

Comment 11:  We note your responses to bullet points (b) and (h) of comment 36 in our letter dated December 7, 2012 state that Nexus Florida was formed and incorporated on June 6, 2011 in the state of Florida and has no predecessor. We further note that at the time of the business combination on June 16, 2011, ten days after formation and incorporation, that Nexus Florida was an operating company that had contracts with several companies and was generating revenue. Please confirm to us that the contracts and revenues were achieved during the ten days after incorporation and before the merger. If this is not the case, please explain.

Answer to Comment 11:   The statement in the above comment is correct.  The Company was formed with the knowledge that it would be able to contract with third parties almost immediately.  The contracts were signed during the initial 10 day period, and while no revenue was received during those initial 10 days, the work was being performed under the contracts, which was generating the revenue discussed in the Registration Statement.

Revenue Recognition, page F-8

Comment 12:  We have reviewed your response to bullet point (b) of comment 37 in our letter dated December 7, 2012. The top of page 25 states that you are compensated on the buy and sell side of your lead transactions by charging customers a fee for each lead purchased. Please explain how you are compensated on the buy and sell side of these transactions as it appears that you would only be compensation when you sell a lead.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

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May 14, 2013

Answer to Comment 12:  Language has been substituted to allow for a clearer explanation of how the Company is compensated.  The “buy and sell side” language was meant to explain that the Company derives revenue when it sells a lead and a third party buys the lead.

Stock-based Compensation, page F-8

Comment 13:  We have reviewed your response to comment 35 in our letter dated December 7, 2012. We note that you determine fair value for non-employee equity issuances using the closing price of your common stock and, because there was no trading of your common stock during the periods covered by this report, the fair value of the common stock was estimated based upon the price at which common shares were previously sold to third parties. Please tell us if and how you considered measuring the fair value of the consideration received rather than the fair value of your common stock since it appears that the fair value of the goods or services you received may be more reliably measurable. If you believe your common stock is more reliably measurable than the fair value of the goods and services received, please explain why you believe that is the case. Refer to ASC 505-50-30-2 and 30-6.

Answer to Comment 13:  The Company considered whether the fair value of the services received or the fair value of the equity instruments issued was more reliably measurable. It was determined that the fair value of the equity instruments issued was more reliably measurable. The sale of equity securities for cash is a reliable measure of the fair value of those securities. Determining the fair value of the services provided is subjective and varies significantly among service providers. It is difficult to overcome the presumption that the fair value of the equity instruments issued is more reliably measureable. The services provided in this case do not overcome that presumption.

Interim Financial Statements, page F-11

Balance Sheet, page F-12

Comment 14:  We note that accounts receivable represents approximately 86% of your assets at September 30, 2012. Considering this significant receivable balance, please demonstrate to us how you determine that your revenues are reasonably assured of collectability and, as a result, meet all revenue recognition criteria. Please tell us why accounts receivable represent nearly all of your assets and, to the extent you offer extended payment terms, disclose such information in your filing

Answer to Comment 14: The Company requires several references for each of its customers to determine that each customer is reliable in making payments.  The Company also performs due diligence on each of its customers to ensure that the amounts billed for will be received in the required time allowed.  In the industry in which the Company operates, receivables are normally a large portion of an entity’s assets, with all of the customers paying on a net thirty basis.  In addition, $226,003 of the $231,043 in

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

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May 14, 2013

accounts receivable as of September 30, 2012 has been received as of the filing date of the revised Registration Statement.

Comment 15:  Please supplementally provide us with a rollforward of your common shares outstanding from December 31, 2011 through September 30, 2012. Please ensure all the issuances indicated in footnote 4 are included in the rollfoward and that all material issuances disclosed on pages 17 and 18 are discussed in footnote 4.

Answer to Comment 15:  See the table below for a rollforward of all common stock issuances during the nine months ended September 30, 2012:

		Issue	Common
		Date	Shares	Amount

Balance, December 31, 2011			9,601,648	$ (96,090)

Profitt Capital, LLC		1/10/2012	2,200,000	550,000
Demali Consulting, LLC		3/1/2012	1,500,000	30,000
Common stock issued for cash			3,700,000	580,000
	Grant
	Date
Sador Consulting Group, LLC	2/15/2012	2/15/2012	250,000	62,500
TMC Interactive, LLC	2/20/2012	2/20/2012	20,000	5,000
Delroy Brown	2/20/2012	2/20/2012	35,000	8,750
John Limansky (Award 1)	6/16/2011	2/27/2012	200,000	4,000
Samuel Profitt	2/27/2012	2/27/2012	30,000	7,500
James Bayardelle	2/27/2012	2/27/2012	250,000	62,500
Jason Foster	2/27/2012	2/27/2012	750,000	187,500
Matthew Brown	2/27/2012	2/27/2012	250,000	62,500
John Limansky (Award 2)	6/16/2012	N/A	-	14,560
Common stock issued for services			1,785,000	414,810

	Grant
	Date

Envision, LLC	2/27/2012	2/27/2012	500,000	125,000
Common stock issued for deposit			500,000	125,000

Brian Tompakov		3/7/2012	100,000	28,500
James Bayardelle		3/7/2012	150,000	30,000
Dave Jennings		3/7/2012	135,000	30,000
CMB Family Investment Co.		9/1/2012	1,500,000	50,000
Common stock issued for debt			1,885,000	138,500

Balance, September 30, 2012			17,471,648	$ 1,162,220

Note 4 – Stockholders’ Equity, page F-16

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Comment 16: Although you state in the second paragraph that you issued an aggregate of 3,700,000 common shares for services valued at $439,810, your statement of cash flows indicate that common stock issued for services is $539,810. Please correct this discrepancy or explain the difference to us.

Answer to Comment 16:  The referenced second paragraph has two misstatements that have been corrected on the revised filing. It now states that the Company issued an aggregate of 2,285,000 common shares for services valued at $539,810. The statement of cash flows indicates the correct amount. See the rollforward provided in response to Comment 15 for details of the common shares issued for services during the nine months ended September 30, 2012.

Comment 17:  We note at the top of page 18 that you issued 200,000 shares to John Limansky on February 27, 2012 that were granted to him on June 16, 2011. Please consider adding disclosure indicating that the shares were issued on February 27, 2012

Answer to Comment 17:  This disclosure has been added.

Item 15. Recent sales of unregistered securities, page F-17

Comment 18:  This discussion appears to be incomplete, considering it does not appear to address the issuance of certain securities that are otherwise discussed on pages 17-18. For example, you mention here the issuance of 385,000 shares of common stock to three noteholders on March 1, 2012 in exchange for $88,500 in debt but on page 17 and 18 you discuss three issuances of shares of common stock that occur on a date other than March 1, 2012 for an aggregate amount of 635,000 shares (to Dave Jennings, Jamie Bayardelle and Brian Tompakov). Please revise to ensure that your disclosure here is consistent and complete.

Answer to Comment 18: The disclosure has been amended to be consistent throughout the document with respect to the dates and issuances of shares.

Comment 19:  We note your response to comment 40 and your indication that all of your recent sales of unregistered securities were made pursuant to Regulation D. Please state briefly the facts relied upon to make the exemption available, consistent with Item 701(d) of Regulation S-K. Please also tell us why the registrant has not caused a Notification on Form D to be filed on EDGAR reflecting these issuances.

Answer to Comment 19:  Issuances were made in reliance on Regulation D, Rule 504.  However, none of the issuances consisted of an offering.  Each transaction consisted of a specific issuance to each investor, consultant, advisor, officer or director, and none of the issuances were related to any combined offering of shares.  The Company did not file a Form D, because each specific issuance related to an investment was a separate transaction with a personal friend or family member of the Company as part of the initial startup of the Company, and there was no public solicitation for any investment, so the Company did not

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

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May 14, 2013

believe that any offering that would trigger the filing of a Form D had occurred.  All non-investment issuances were effected as compensation for services.

Comment 20:  We note your response to comment 41 in our letter dated December 7, 2012 and your indication that certain issuances of shares do not have a price per share or aggregate amount of cash received by the Company because “those shares were issued for services rendered, not for any type of monetary compensation received by the Company.” For each of your issuances of shares in exchange for services rendered, please revise to indicate the aggregate amount of consideration received by the registrant, which in such circumstances usually constitutes the value of the services rendered, consistent with Item 701(c) of Regulation S-K.

Answer to Comment 20: The compensation provided to the Company for services, as well as the price per share for each services related issuance is now included in revised disclosure.

Item 16, Exhibits, page F-18

Comment 21:  We note your response to comments 2 and 16 in our letter dated December 7, 2012, including your statement that exhibit 3.1, the articles of merger, lists your postmerger authorized shares as 500,000,000, as well as the revisions to your exhibit index and the filing of the articles of merger with your amended filing. Please file as an exhibit with your next amendment the articles of incorporation and bylaws of Mutualoan Corp. In this regard, we note the statement in paragraph 4 of the Articles of Merger that “the Articles of Incorporation and Bylaws of Mutualoan Corp. shall remain the Articles and Bylaws of the surviving entity.” Additionally, please revise your exhibit index to include the articles of incorporation and bylaws of Mutualoan Corp. Please see Item 601(b)(3) of Regulation S-K.

Answer to Comment 21:  The Company is not aware of why the above described language was included in paragraph 4 of the Articles of Merger, but it was included in error.  The Company is currently, and has since the merger, been operating under the Articles of Incorporation and Bylaws of Nexus Enterprise Solutions, which were attached with the initial S-1 filing on November 8, 2012.

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Item 17.  Undertakings, page F-18

Comment 22: We note your response to comment 42 in our letter to you dated December 7, 2012. Please revise the disclosure to add the undertakings required by Item 512(a)(6) of Regulation S-K

Answer to Comment 22:  The Company does not believe that it is a seller of securities under this Registration Statement, and therefore does not believe that the disclosure listed above applies to this Registration Statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Nexus Enterprise Solutions, Inc.

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